UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File No: 0-25791

Cusip No: 008920 10 0

FORM 10-QSB FOR THE PERIOD ENDING September 30, 2003

PART I - REGISTRANT INFORMATION

Airtrax, Inc.

Full Name of Registrant

870-B Central Avenue, Hammonton, New Jersey 08037

Address of Principal Executive Offices

PART II - Rule 12b-25(b) and (c)

The registrant seeks relief pursuant to Rule 12b-25(c) and represents that the subject report could not be filed without an unreasonable effort as described in Part III.

(a)

See Part III.

(b)

The subject report will be filed on or before November 19, 2003.

(c)

No attachments

PART III - NARRATIVE

Due to events unforeseen by the Company, it is unable to complete its

Form 10-QSB for the period ended September 30, 2001 without an unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Peter Amico (609)-567-7800

(2) Have all other reports required to be filed under Section 13 or

15(d) of the Securities Exchange Act of 1934 or Section 30 of the

Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?

Yes [x] No[ ].

(3) Is it anticipated that any significant change in results in operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [ ] No [x].

AIRTRAX, INC.

has caused this notification to be signed by the undersigned thereunto duly authorized.

                                         /s/Peter Amico

November 14, 2003                        Peter Amico

                                         President